 Filed by Prime Number Holding Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 333-271994

Subject Company: Prime Number Holding Limited

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 15, 2023

Date of Report (Date of earliest event reported)

Prime Number Acquisition I Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41394	86-2378484
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1129 Northern Blvd, Suite 404 Manhasset, NY	11030
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 347-329-1575

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, on-half of one Warrant and one Right	PNACU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	PNAC	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	PNACW	The Nasdaq Stock Market LLC

Rights, each right exchangeable for on-eighth (1/8) of one share of Class A Common Stock at the closing of a business combination	PNACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

Additional Definitive Proxy Solicitation Materials

On August 15, 2023, Prime Number Acquisition I Corp., a special purpose acquisition company (“PNAC” or the “Company”), issued a press release announcing that it will adjourn the special meeting of shareholders (the “Special Meeting”) that is scheduled to be held on August 15, 2023, at 9:00 am Eastern Time. The Special Meeting will be adjourned to August 16, 2023 at 10:00 a.m. Eastern Time, via teleconference using the same dial-in information: +1 813-308-9980 (access code: 173547). There is no change to the location, the record date, the purpose or any of the proposals to be acted upon at the Meeting.

The Special Meeting is being held to vote on the proposals described in in the prospectus/proxy statement filed by Prime Number Holding Ltd. with the Securities and Exchange Commission (the “SEC”) (SEC file No. 333-271994) on July 25, 2023 (the “Definitive Proxy Statement”), including approval of Business Combination Agreement, dated as of December 29, 2022, by and among PNAC, Prime Number Holding Limited (the “PubCo”), a Cayman Islands exempted company, noco-noco Pte. Ltd. (“noco-noco”), a Singapore private company limited by shares, Prime Number Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of PubCo, Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of PubCo, and certain shareholders of noco-noco, the closing conditions of which are yet to be satisfied or waived by the parties.

Stockholders who have previously submitted their proxies or otherwise voted and who do not want to change their vote need not take any action. Stockholders who held PNAC’s Class A common stock as of the record date of July 13, 2023 can vote, even if they have subsequently sold their shares. Stockholders who wish to withdraw their previously submitted redemption request may do so prior to the rescheduled meeting by requesting that the transfer agent return such shares prior to the Special Meeting.

There is no change to the location, the record date, the purpose or any of the proposals to be acted upon at the Special Meeting.

If you have any questions concerning the Special Meeting (including accessing the meeting by virtual means) or need help voting your shares at the Special Meeting, please contact Advantage Proxy, Inc at (877) 870-8565 or ksmith@advantageproxy.com.

A copy of the press release is attached hereto as Exhibit 99.1. The information in Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K certain contains forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of Exchange Act that are based on beliefs and assumptions and on information currently available to PNAC, noco-noco or PubCo. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the proposed business combination, the benefits and synergies of the proposed business combination, the markets in which Noco-Noco operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of PNAC, noco-noco and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this Current Report on Form 8-K, each of PNAC, noco-noco and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. None of PNAC, noco-noco and PubCo can assure you that the forward-looking statements in this Current Report on Form 8-K will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from PNAC’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by PNAC’s public stockholders, costs related to the Business Combination, the impact of the global COVID-19 pandemic, the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties. There may be additional risks that none of PNAC, noco-noco and PubCo presently know or that PNAC, noco-noco or PubCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by PNAC, noco-noco or PubCo, and their respective directors, officers or employees or any other person that PNAC, noco-noco or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report on Form 8-K represent the views of PNAC, noco-noco or PubCo as of the date of this Current Report on Form 8-K. Subsequent events and developments may cause those views to change. However, while PNAC, noco-noco and PubCo may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of PNAC, noco-noco or PubCo as of any date subsequent to the date of this Current Report on Form 8-K.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the proposed Business Combination involving PNAC and noco-noco. This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed Business Combination. On May 17, 2023, a proxy statement/prospectus on Form F-4 (together with such subsequent amendments thereto, if any, the “F-4”) was filed publicly by the PubCo with the SEC in connection with the Business Combination which was declared effective by the SEC on July 15, 2023. The information in the Form F-4 may be changed. PNAC also intends to file other relevant documents with the SEC regarding the proposed Business Combination. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PNAC’s stockholders and other interested persons are advised to read the F-4 and the amendments thereto and other documents filed in connection with the Business Combination, as these materials will contain important information about Noco-Noco, PNAC, PubCo and the Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION, INVESTORS AND STOCKHOLDERS OF TLG AND INVESTORS AND STOCKHOLDERS OF ELECTRIQ AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

The proxy statement/prospectus and other relevant materials for the Business Combination is first being mailed to stockholders of PNAC on or about July 25, 2023. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to PNAC at its principal executive offices at c/o 1129 Northern Blvd, Suite 404, Manhasset, NY 11030, United States.

Participants in Solicitation

noco-noco, PNAC, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PNAC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PNAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form F-4 to be filed with the SEC.

Safe Harbor Statement

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and will not constitute an offer to sell or a solicitation of an offer to buy the securities of PNAC, the PubCo or Noco-Noco, nor will there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of the Securities Act.

No Offer or Solicitation

This Current Report will not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d)Exhibit No.	Description
99.1	Press Release, dated August 15, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prime Number Acquisition I Corp.

Date: August 15, 2023	By:	/s/ Dongfeng Wang
Name: Dongfeng Wang
Title: Chief Executive Officer